Chanson International Holding

September 11, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Bradley Ecker

Re:	Chanson International Holding
Registration Statement on Form F-1, as amended (File No. 333-281732)
Initially Filed August 23, 2024

Dear Mr. Ecker:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Chanson International Holding hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to and that the Registration Statement becomes effective at 5:00 p.m., Eastern Time, on September 12, 2024, or as soon thereafter as practicable.

Very truly yours,

Chanson International Holding

By:	/s/ Gang Li
Name:	Gang Li
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC